Exhibit 11

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	2003	2002	2001
BASIC:
Net Income	$80,961	$66,690	$46,984

Weighted average shares outstanding	40,227	39,630	38,879

Basic earnings per share	$2.01	$1.68	$1.21

DILUTED:
Net Income	$80,961	$66,690	$46,984

Weighted average shares outstanding	40,227	39,630	38,879
Incremental shares under stock option plans	1,972	2,179	1,940

Adjusted weighted average shares outstanding	42,199	41,809	40,819

Diluted earnings per share	$1.92	$1.60	$1.15